United States
Securities and Exchange Commission
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):
June 13, 2002

Commission File Number 000-27663

SATYAM INFOWAY LIMITED
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Tidel Park, 2nd Floor
4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 7. Financial Statements and Exhibits.
SIGNATURES
EXHIBIT INDEX
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

Item 7. Financial Statements and Exhibits.

     (c)  Exhibits:

99.1	Notice to Shareholders.
99.2	Explanatory Statement Pursuant to Section 173(2) of the Indian Companies Act 1956.
99.3	Letter to ADS Holders.
99.4	Depositary’s Notice of Shareholders’ Meeting and Proxy.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: June 13, 2002	SATYAM INFOWAY LIMITED

By: /s/ T.R. Santhanakrishnan Name: T.R. Santhanakrishnan Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice to Shareholders.
99.2	Explanatory Statement Pursuant to Section 173(2) of the Indian Companies Act 1956.
99.3	Letter to ADS Holders.
99.4	Depositary’s Notice of Shareholders’ Meeting and Proxy.